UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

The Chemours Company
(Exact Name of Registrant as Specified in Its Charter)

Delaware	001-36794	46-4845564
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
Of Incorporation)	File Number)	Identification No.)

1007 Market Street

Wilmington, Delaware 19801

(Address of principal executive offices)

Kristine Wellman, Senior Vice President, General Counsel and Corporate Secretary, (302) 773-1000
(name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

The Chemours Company (“Chemours”) conducted, in good faith, a reasonable country of origin inquiry regarding conflict minerals necessary to the functionality or production of its products that were manufactured, or contracted to be manufactured, by Chemours and for which the manufacture was completed during calendar year 2024.

Based on Chemours’ reasonable country of origin inquiry, the Company exercised due diligence on the source and chain of supply of conflict minerals for 2024 manufactured products and thus has filed a Conflict Minerals Report.

Conflict Minerals Disclosure

A copy of Chemours’ Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and is publicly available in the Investor Relations section of the Company’s website under the header “Financials: SEC Filings” at www.chemours.com. The content of the website referenced is included for information only and is not incorporated by reference into this Form SD.

Item 1.02 Exhibit

The Company is filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 — Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 — Exhibits

Item 3.01 Exhibits

Exhibit 1.01 Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

THE CHEMOURS COMPANY

(Registrant)

/s/ Shane Hostetter

Shane Hostetter

Senior Vice President, Chief Financial Officer

May 29, 2025